AUTOCHINA INTERNATIONAL LIMITED

27/F, Kai Yuan Center

No. 5, East Main Street Shijiazhuang, Hebei

People’s Republic of China

June 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AutoChina International Limited
Post-effective Amendment No. 1 to Form F-1 on Form F-3
File No. 333-159607
Application for Withdrawal

Ladies and Gentlemen:

AutoChina International Limited (the "Registrant") previously filed the above-referenced registration statement on Form F-1 with the Securities and Exchange Commission (the “Commission”) on May 29, 2009 (the "Original F-1"). The Registrant filed pre-effective amendments to the Original F-1 with the Commission on August, 10, 2009, October 13, 2009, November 9, 2009 and November 23, 2009. The Original F-1 was declared effective on December 7, 2009. The Registrant filed post-effective amendment no. 1 to the Original F-1 on Form F-3 on November 24, 2010 (the “Post-effective Amendment” and together with the Original F-1, the “Registration Statement”). The Post-effective Amendment was never declared effective by the Commission. The Registrant ceased to be eligible to use Form F-3 because it failed to file its annual report for the year ended December 31, 2010 on a timely basis.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Commission issue an order granting withdrawal of the Post-effective Amendment, together with all exhibits and amendments thereto, effective as of the date hereof or at the earliest practicable date hereafter. The Company is seeking withdrawal of the Post-effective Amendment because the selling stockholders who held all shares registered by the Registration Statement are eligible to sell those shares under Rule 144 promulgated under the Securities Act. The Registrant believes withdrawal of the Post-effective Amendment to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Post-effective Amendment.

If you have any questions about this withdrawal request, please contact Giovanni Caruso of Loeb & Loeb at (212) 407-4866.

Sincerely,

/s/ Jason Wang

Jason Wang

Chief Financial Officer